PRESS RELEASE

FOR IMMEDIATE RELEASE

Pursuing its growth strategy,
TEMBEC ANNOUNCES ACQUISITION OF CHETWYND HIGH YIELD PULP MILL FROM LOUISIANA-PACIFIC

Temiscaming, October 7, 2002 -Tembec Inc. ("Tembec") announced today that it has acquired the assets of the Chetwynd High Yield pulp mill from Louisiana-Pacific Canada Pulp Co. and Louisiana-Pacific Ltd. (collectively "Louisiana-Pacific") for a nominal amount.

The mill, located in northern British Columbia (Canada), has a rated capacity of 160,000 tonnes per year but has been idled since April 2001.

Tembec will spend approximately $20 million in process and equipment modifications and expects to restart the mill by January 2003. Employees have shown their support by recently ratifying a new seven- year collective agreement.

Terrence P. Kavanagh, President of Tembec's Pulp & Paper Group said: "This mill is an excellent fit with our existing high yield pulp assets and will provide significant synergies with our Temiscaming and Matane operations. The acquisition confirms Tembec as the global leader in the growing high yield hardwood market pulp sector with more than 700,000 tonnes of capacity".

Tembec is one of the world's largest market pulp producers. The acquisition will raise total capacity to approximately 2.4 million tonnes including 300,000 tonnes produced via joint ventures.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion with over 50 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its web site at www.tembec.com

Contacts:

Charles J. Gagnon, Vice President, Corporate Relations
Tel.: (819) 627-4230

Terrence P. Kavanagh, President, Pulp & Paper Group
Tel.: (819) 627-4235

Michel J. Dumas, Vice President, Finance and CFO
Tel.: (819) 627-4268